UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (AMENDMENT NO. 19)

                 Under the Securities Exchange Act of 1934

                             BAAN COMPANY N.V.
                              (Name of Issuer)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)


                                NO 8044 10 4
                               (CUSIP Number)

                               James C. Bays
                                Invensys plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848

                                  Copy to:

                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             September 1, 2000
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  NO 8044 10 4

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INVENSYS PLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC/BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        England and Wales

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           214,856,080

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        214,856,080

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        214,856,080

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

        80.3%

14  TYPE OF REPORTING PERSON

        OO (public limited company organized under the laws of England and Wales)

*   Based on 267,338,018 common shares of Baan Company N.V. outstanding.

CUSIP No.  NO 8044 10 4

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INVENSYS HOLDINGS LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC/BK/AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        England and Wales

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           214,856,080

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        214,856,080

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        214,856,080

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

        80.3%

14  TYPE OF REPORTING PERSON

        OO (public limited company organized under the laws of England and Wales)

*   Based on 267,338,018 common shares of Baan Company N.V. outstanding.

                      AMENDMENT NO. 19 TO SCHEDULE 13D

          This Amendment No. 19 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on June 19, 2000, as amended (the "Schedule 13D"), by the Reporting Persons (as defined therein).

          Capitalized terms used in this Amendment No. 19 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the
Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 19 as follows:

Item 4:  Purpose of Transactions
         -----------------------

          Item 4 is hereby amended and supplemented to add the following information following the last paragraph of Item 4:

          On September 1, 2000, the U.S. Depositary informed Offeror that approximately 844, 376 Shares that had been tendered by notice of guaranteed delivery were not delivered within the requisite time period.

          Offeror may make additional purchases of Shares, from time to time, in private transactions or open market transactions, including transactions that may be effected by GSI on Offeror's behalf. Any additional purchases of Shares by Offeror would depend on market conditions and other factors.

Item 6:  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
         --------------------------------------------------------

          Paragraph 8 of Item 6 of Schedule 13D and the table which appears therein is amended and restated as follows:

          The table below sets forth purchases of Shares by the Offeror through its agent GSI, from June 2, 2000 through September 1, 2000.

                                             Approximate Price Per Share (euro)
   Date        No. of Shares Purchased           (exclusive of commissions)
   ----        -----------------------           --------------------------

 6/2/2000             1,096,382                             2.81
 6/5/2000             5,500,000                             2.81
 6/6/2000             4,043,133                             2.83
 6/7/2000             2,220,629                             2.83
 6/8/2000             3,536,160                             2.83
 6/9/2000             1,222,736                             2.85
6/13/2000              54,087                               2.85
6/14/2000              500,000                              2.85
6/15/2000              774,730                              2.85
6/16/2000             1,000,000                             2.85
6/19/2000             2,415,000                             2.85
6/20/2000             1,500,000                             2.85
6/21/2000             1,461,653                             2.85
6/22/2000              765,500                              2.85
6/23/2000              873,840                              2.85
6/26/2000             1,016,463                             2.85
6/27/2000              800,000                              2.85
6/28/2000              800,342                              2.85
6/30/2000             2,027,500                             2.85
 7/3/2000             1,672,308                             2.85
 7/4/2000             2,290,012                             2.85
 7/5/2000             1,542,115                             2.85
 7/6/2000              508,202                              2.84
 8/1/2000              11,357                               2.80
8/30/2000              170,452                              2.80
8/31/2000              277,461                              2.80
 9/1/2000              190,000                              2.80

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2000


                            INVENSYS HOLDINGS LIMITED


                            By:  /s/ John R.W. Clayton
                                 ------------------------------------
                                 Name:   John R.W. Clayton
                                 Title:  Director

                            INVENSYS PLC,


                            By:  /s/ John R.W. Clayton
                                 ------------------------------------
                                 Name:   John R.W. Clayton
                                 Title:  Company Secretary